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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I,
Foster Wheeler Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054), (2) the registration statement on Form S-4 (File No. 333-117244) and (3) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Foster Wheeler Ltd.
Trust Preferred Calling Effort
Talking Points

•      Timing:

  •
  June 11, 2004—Foster Wheeler launched the exchange offer

  •
  June 30, 2004—Foster Wheeler announced its intention to amend certain terms of the exchange offer

  •
  July 9, 2004—Foster Wheeler announced that the expiration date for the exchange offer had been extended to July 30, 2004

  •
  July 30, 2004—Foster Wheeler announced that the expiration date for the exchange offer had been extended to August 30, 2004

  •
  July 30, 2004—SEC completed its review of the amended S-4

  •
  August 3, 2004—Information Agent mailed amended solicitation materials to banks and brokers; additional 20 business day solicitation period began

  •
  August 30, 2004—Expiration date for the exchange offer, unless the Company chooses to extend

•      Amended terms (see table on page 3 which highlights changes from original offer):

  •
  Please read the Company's amended S-4 and related solicitation materials

  •
  For each trust security held, holders who tender would receive:

  •
  0.76 common shares

  •
  0.0123 preferred shares

    •
    total of 16.75 shares on an as-converted basis

    •
    Each preferred share offered would be convertible at the holder's option into 1,300 common shares of Foster Wheeler if and when the Company's shareholders vote to increase the number of authorized shares at a shareholder meeting to be held later in 2004.

    •
    1 warrant (more fully described below) to purchase additional shares of Foster Wheeler

  •
  Trust Preferreds as a group would hold 11% of the equity, based on minimum participation levels, and 11.4% of the equity, based on 100% participation; and before considering impact of warrants

  •
  As a group, holders are being offered warrants to purchase up to 20% of the fully diluted shares of Foster Wheeler, based on 100% participation by the Trust Preferred holders, and 15% of the fully diluted shares, based on 75% minimum participation by the Trust Preferred holders (actual percentage will be based on participation level of the Trust Preferred holders)

  •
  Approx. 30.5 common shares per warrant at 75% minimum participation threshold

  •
  Approx. 42 common shares per warrant at 100% participation

  •
  Strike price—47 cents per common share issuable

  •
  Not exercisable for one year after issuance; exercisable for 4 years after that, subject to extension in certain circumstances

  •
  Broker fee of 50 cents for each eligible trust security tendered

  •
  Expiration date: August 30, 2004, unless the Company chooses to extend

•      Support:

  •
  Holders of 22.2% of the trust preferred securities have signed lockup agreements

  •
  Overall, Foster Wheeler has the support (by means of lockup agreements) of a significant amount of institutional holders, including:

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  61% of the 6.75% senior notes;

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  85% of the 6.5% convertible subordinated notes;

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  92.6% of the Robbins Series C and D bonds due 2009

  •
  Need 75% of the trust preferreds to tender to satisfy the conditions of the exchange offer

•      Why tender?

  •
  The Company's filings and the terms of the exchange offer clearly indicate that Foster Wheeler believes it needs to reduce its debt levels

  •
  Foster Wheeler is engaged in a highly competitive business in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. The Company competes with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. Some competitors have greater financial and other resources than Foster Wheeler has and may have significantly more favorable leverage ratios. Because financial strength is a factor in deciding whether to grant a contract in our business, the Company's competitors' more favorable leverage ratios give them a competitive advantage and could prevent Foster Wheeler from obtaining contractors for which it bids.

  •
  The Company has over $1 billion of debt, of which approximately $850 million is senior to the trust preferred securities

  •
  The exchange offer would reduce that debt burden by approximately $410 million, at the minimum participation levels

  •
  $315 million of secured debt that is senior to Trust Preferred needs to be repaid or refinanced in 2005

  •
  The exchange offer, along with a concurrent investment of $120 million in Foster Wheeler by a group of institutional holders, addresses these looming maturities in a significant way, reducing the above-mentioned payments in 2005 to approximately $20 million

  •
  In addition to the $315 million of senior secured debt that needs to be repaid or refinanced in 2005, Foster Wheeler would have to pay the accruing dividends on the trust preferred securities in January 2007—expected to be approximately $105 million.

  •
  Foster Wheeler has stated its intention to continue to defer the payment of the dividends on the trust preferred securities until January 2007

  •
  We cannot assure trust preferred holders that we will be successful in refinancing the senior secured debt or that we will have the liquidity necessary to pay the accrued dividends on the trust preferred securities

  •
  Holders should familiarize themselves with the risk factors in the S-4 that relate to the Company's business operations and liquidity.

  •
  Also, we cannot assure you that the price of the trust preferred shares will remain at current price levels rather than returning to price levels that existed prior to the announcement of the deal terms.

  •
  The trust preferred has traded as low as $1.10 per share on November 18, 2003

  •
  As of August 11, 2004, trust preferred closed at $11.90 per share. Holders can check the most recent price on the OTC Bulletin Board Web site (www.otcbb.com)

•      Next Steps:

  •
  The exchange offer expires on August 30, 2004, unless extended

  •
  Please review the Instruction Letter that has been included in the package of materials that holder has received.

  •
  Holders may also wish to contact their brokers

  •
  If holder has already tendered and still wishes to participate in the exchange offer under the revised terms, the holder does not need to take any additional steps

•      What's changed from the June 11th exchange offer launch?

	Original Terms	Amended Terms
PER TRUST PREFERRED SECURITY
# of Common shares	2.781	0.76
# of Preferred shares	0.3	0.0123
Conversion ratio (# of common for each preferred share)	80	1,300
Total common—as-converted	5.181	16.75
# of warrants	NA	1
Common shares/warrant(1)	NA	Approx. 30.5
Exercise price	NA	Approx. 47 cents per common share
TRUST PREFERRED AS A GROUP
Ownership—without warrants(1)	12.7% (2)	11.0%
Ownership—with warrants(1)	NA	23.25%

(1)
Based on minimum participation level of 75% for trust preferred securities.

(2)
Calculation includes the full 10.5 million shares reserved for Management/Directors; excluding the 700,000 unallocated shares results in an ownership stake of 12.8% for the trust preferred holders as a group.

NA—Not Applicable as no warrants were contemplated in the Original Terms

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Foster Wheeler Ltd. Trust Preferred Calling Effort Talking Points